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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  23 March 2007

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED


By: /s/ Stuart MacKenzie
    ------------------------------------
Name Stuart MacKenzie
Title: Group Secretary & General Counsel

Date: 23 March 2007

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                   APPENDIX 3B

                             NEW ISSUE ANNOUNCEMENT,
               APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES
                                  AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000,
30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity
Lihir Gold Limited

ABN
ARBN 069 803 998

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES

You must complete the relevant sections (attach sheets if there is not enough space).

1    +Class of +securities issued or    Ordinary
     to be issued

2    Number of +securities issued or    38,494 ordinary shares
     to be issued (if known) or
     maximum number which may be
     issued

3    Principal terms of the             Fully paid.
     +securities (eg, if options,
     exercise price and expiry date;
     if partly paid +securities, the
     amount outstanding and due dates
     for payment; if +convertible
     securities, the conversion price
     and dates for conversion)

----------
+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 1

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

4    Do the +securities rank equally    Yes
     in all respects from the date of
     allotment with an existing
     +class of quoted +securities?

     If the additional securities do
     not rank equally, please state:

     -    the date from which they do

     -    the extent to which they
          participate for the next
          dividend, (in the case of a
          trust, distribution) or
          interest payment

     -    the extent to which they do
          not rank equally, other
          than in relation to the
          next dividend, distribution
          or interest payment

5    Issue price or consideration       An Appendix 3B was lodged on 8 March
                                        2007 in respect of 600,371 Fully Paid
                                        Ordinary Shares issued to the holders of
                                        unexercised unlisted options in Ballarat
                                        Goldfields N.L. (OPTION HOLDERS)
                                        pursuant to the Merger Implementation
                                        Agreement and in accordance with the
                                        terms of Option Sale Deeds entered into
                                        with the Option Holders.

                                        This Appendix 3B is being lodged in
                                        respect of a further 38,494 Fully Paid
                                        Ordinary Shares issued to Option Holders as consideration for the purchase of unexercised unlisted options on 8 March
                                        2007.

6    Purpose of the issue (If issued    Shares issued as consideration for
     as consideration for the           purchase of the unexercised unlisted
     acquisition of assets, clearly     options in Ballarat Goldfields N.L by
     identify those assets)             Lihir Australian Holdings Pty Ltd.

7    Dates of entering +securities      19 March 2007
     into uncertificated holdings or
     despatch of certificates

8    Number and +class of all           Number           +Class
     +securities quoted on ASX          ------          --------
     (including the securities in       1,396,220,706   Ordinary
     clause 2 if applicable)

----------
+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 2

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

9    Number and +class of all           Number         +Class
     +securities not quoted on ASX      ------        -------
     (including the securities in       161,527,405   Class B
     clause 2 if applicable)

10   Dividend policy (in the case of    No change.
     a trust, distribution policy) on
     the increased capital
     (interests)

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

11   Is security holder approval        N/A
     required?

12   Is the issue renounceable or       N/A
     non-renounceable?

13   Ratio in which the +securities     N/A
     will be offered

14   +Class of +securities to which     N/A
     the offer relates

15   +Record date to determine          N/A
     entitlements

16   Will holdings on different         N/A
     registers (or subregisters) be
     aggregated for calculating
     entitlements?

17   Policy for deciding entitlements   N/A
     in relation to fractions

18   Names of countries in which the    N/A
     entity has +security holders who
     will not be sent new issue
     documents

     Note: Security holders must be
     told how their entitlements are
     to be dealt with.

     Cross reference: rule 7.7.

19   Closing date for receipt of        N/A
     acceptances or renunciations

----------
+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 3

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

20   Names of any underwriters          N/A

21   Amount of any underwriting fee     N/A
     or commission

22   Names of any brokers to the        N/A
     issue

23   Fee or commission payable to the   N/A
     broker to the issue

24   Amount of any handling fee         N/A
     payable to brokers who lodge
     acceptances or renunciations on
     behalf of +security holders

25   If the issue is contingent on      N/A
     +security holders' approval, the
     date of the meeting

26   Date entitlement and acceptance    N/A
     form and prospectus or Product
     Disclosure Statement will be
     sent to persons entitled

27   If the entity has issued           N/A
     options, and the terms entitle
     option holders to participate on
     exercise, the date on which
     notices will be sent to option
     holders

28   Date rights trading will begin     N/A
     (if applicable)

29   Date rights trading will end (if   N/A
     applicable)

30   How do +security holders sell      N/A
     their entitlements in full
     through a broker?

31   How do +security holders sell      N/A
     part of their entitlements
     through a broker and accept for
     the balance?

----------
+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 4

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

32   How do +security holders dispose   N/A
     of their entitlements (except by
     sale through a broker)?

33   +Despatch date                     N/A

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34   Type of securities
     (tick one)

(a)  [X] Securities described in Part 1

(b)  [ ] All other securities

         Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

ENTITIES THAT HAVE TICKED BOX 34(A)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
         1 - 1,000
         1,001 - 5,000
         5,001 - 10,000
         10,001 - 100,000
         100,001 and over

37   [ ] A copy of any trust deed for the additional +securities

----------
+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 5

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

ENTITIES THAT HAVE TICKED BOX 34(B)

38   Number of securities for which
     +quotation is sought

39   Class of +securities for which
     quotation is sought

40   Do the +securities rank equally
     in all respects from the date of
     allotment with an existing
     +class of quoted +securities?

     If the additional securities do
     not rank equally, please state:

     -    the date from which they do

     -    the extent to which they
          participate for the next
          dividend, (in the case of a
          trust, distribution) or
          interest payment

     -    the extent to which they do
          not rank equally, other
          than in relation to the
          next dividend, distribution
          or interest payment

41   Reason for request for quotation
     now

     Example: In the case of
     restricted securities, end of
     restriction period

     (if issued upon conversion of
     another security, clearly
     identify that other security)

42   Number and +class of all           Number   +Class
     +securities quoted on ASX          ------   ------
     (including the securities in
     clause 38)

----------
+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 6

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

QUOTATION AGREEMENT

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     -    There is no reason why those +securities should not be granted
          +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

          Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


Sign here:                              Date: 23 March 2007
           --------------------------
           Group Secretary

Print name: Stuart MacKenzie

----------
+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 7